金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

7 January 2009

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045081

GOLD PEAK

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Circular – Discloseable transaction: disposal of property of the Company	5 December 2008
Interim Report – Interim Report 2008/09 of the Company	5 December 2008

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

PROCESSED
JAN 16 2009
THOMSON REUTERS

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AT[truncated] Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTY

A letter from the Chairman & Chief Executive is set out on pages 3 to 6 of this circular.

5 December 2008

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Agreement"	the legally binding provisional agreement for sale and purchase dated 14 November 2008 entered into between the Vendor and the Purchaser in relation to the sale and purchase of the Property
"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Completion"	completion of the sale and purchase of the Property
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	directors of the Company
"Disposal"	the disposal of the Property
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	4 December 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Property"	the piece or parcel of land situated at Sai Kung and registered in the Land Registry as Lot No.232 in D.D. 229 together with the building erected thereon now known as House 21 of Bella Vista, No. 15 Silver Terrace Road, Silverstrand, Sai Kung, New Territories, Hong Kong

"Purchaser"	Euro Asian Investments Limited, a company incorporated in Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"S$"	Singapore dollars, the lawful currency of the Republic of Singapore
"Vendor"	Triwish Limited, a company incorporated in British Virgin Island and a wholly-owned subsidiary of the Company
"%"	per cent.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

5 December 2008

To the Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTY

BACKGROUND

In an announcement dated 17 November 2008, the Board announced that on 14 November 2008, the Vendor, a wholly-owned subsidiary of the Company, entered into the Agreement with the Purchaser, pursuant to which the Vendor agreed to sell, and the Purchaser agreed to purchase, the Property for a cash consideration of HK$27,500,000.

The consideration for the Disposal is based on the prevailing market price of the Property at the time of Disposal.

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide Shareholders with further information in relation to the Disposal and other information as required under the Listing Rules.

THE AGREEMENT

Date:

14 November 2008

Parties:

1. Triwish Limited, a wholly-owned subsidiary of the Company, being the Vendor.

2. Euro Asian Investments Limited, a company incorporated in Hong Kong, being the Purchaser.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

ASSET TO BE DISPOSED OF

The piece or parcel of land situated at Sai Kung and registered in the Land Registry as Lot No. 232 in D.D. 229 together with the building erected thereon now known as House No. 21 of Bella Vista, No. 15 Silver Terrace Road, Silverstrand, Sai Kung, New Territories, Hong Kong. The gross floor area of the Property is approximately 2,024 square feet.

CONSIDERATION AND FORMAL AGREEMENT

The consideration payable by the Purchaser to the Vendor for the acquisition of the Property is HK$27,500,000. An initial deposit of HK$825,000 was paid by the Purchaser to the Vendor upon the signing of the Agreement and a further deposit of HK$1,925,000 would be paid by the Purchaser to the Vendor on or before 28 November 2008. The Vendor and the Purchaser would sign a formal agreement for sale and purchase of the Property (the "**Formal Agreement**") on 28 November 2008.

The remaining balance of the consideration in the sum of HK$24,750,000 will be paid by the Purchaser to the Vendor upon Completion.

The Property was disposed of in the open market. The consideration reflects the prevailing market value of the Property and is the price mutually agreed by both parties after arm's length negotiations.

COMPLETION

Completion shall take place on or before 20 January 2009. Upon completion, the Vendor shall deliver vacant possession of the Property to the Purchaser.

OTHER MATERIAL TERMS

If the Purchaser fails to execute the Formal Agreement or pay the further deposit on or before 28 November 2008 or fails to comply with any terms of the Agreement, the Vendor shall be entitled to terminate the Agreement and forfeit the deposit(s). In such event, the Vendor is entitled to dispose of the Property to any third party, and neither the Vendor nor the Purchaser shall have any other claim against the other party.

If the Vendor fails to complete the transaction, the Vendor shall compensate the Purchaser with a refund of the initial deposit together with a sum equivalent to the amount of the initial deposit, and neither the Vendor nor the Purchaser shall have any other claim against the other party.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

The Property is for self use and it did not generate any income and/or profit for each of the two financial years immediately preceding the Agreement. The net sale proceeds of the Disposal after deducting all necessary charges for the Disposal are intended to be used for general working capital purposes.

With reference to the management accounts of Triwish Limited as at 31 October 2008, the aggregate net book value of the Property, together with the existing furniture, fittings and fixtures was approximately HK$15.3 million. As a result of the Disposal, the Group is expected to record an unaudited profit of approximately HK$12.2 million before deduction of all necessary charges for the year ending 31 March 2009.

Except for the said unaudited profit, the Board believes that the Disposal will not give rise to any material effect on the earnings and assets and liabilities of the Group.

REASONS AND BENEFITS FOR THE DISPOSAL

The Directors consider that the Disposal represents a good opportunity for the Company to realize its non-core assets and the consideration reflects the prevailing market price of the Property. On such basis, the Directors are of the opinion that the terms of the Disposal are fair and reasonable and that the Disposal is in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens.

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

	Number of ordinary shares held				Percentage shareholding in the issued share capital of the Company
Name of Director	Personal Interests	Family Interests	Corporate Interests	Total Interests	%
Victor LO Chung Wing	74,951,811	-	88,065,432*	163,017,243	29.68
Andrew NG Sung On	69,771,957	417,000	88,065,432*	158,254,389	28.81
Kevin LO Chung Ping	625,000	3,239,066	-	3,864,066	0.70
Paul LO Chung Wai	22,611,518	-	-	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	-	-	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	-	-	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	-	-	474,500	0.09
CHAU Kwok Wai	275,000	-	-	275,000	0.05
Raymond WONG Wai Kan	1,790,081	-	-	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	-	-	1,947,549	0.35
LUI Ming Wah	-	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-	-
CHAN Kei Biu	-	-	-	-	-

* 88,065,432 ordinary shares were beneficially owned by Well Glory International Limited, a company in which Messrs. Victor LO Chung Wing and Andrew NG Sung On have beneficial interests.

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries International Limited	Percentage shareholding in the issued share capital of GP Batteries International Limited (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in GP Industries Limited	Percentage shareholding in the issued share capital of GP Industries Limited (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Paul LO Chung Wai	80,000	0.07	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-

	Number of GP Batteries International Limited shares in respect of which options have been granted and remain outstanding at an exercise price per share of			
Name of Director	S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000

	Number of GP Industries Limited shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
Name of Director	S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.620 with option period from 4 April 2003 to 3 April 2011	S$0.550 with option period from 14 August 2003 to 13 August 2012	S$0.880 with option period from 15 September 2004 to 14 September 2013	S$1.030 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	-	-	-	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries, S.A.	Beneficial owner	34,557,961	6.29
Well Glory International Limited	Beneficial owner	88,065,432	16.03

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
GP Electronics (Huizhou) Co., Ltd.	Desay Group Corporation	5.00
GP Electronics (Huizhou) Ltd.	Huizhou Desay Industry Co., Ltd.	15.00
	World Perfect International Ltd.	15.00
GP Industries Limited	Belvedire Pty. Ltd.	9.66
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
GP Acoustics (US) Inc.	The Chainin Family Limited Partnership	20.43

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (not being a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The company secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrar and transfer office of the Company is Tricor Abacus Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

7. 一般資料

(a) 本公司之公司秘書為黃文傑先生，彼為香港會計師公會及香港特許秘書公會資深會員。

(b) 本公司之合資格會計師為周國偉先生，彼為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為卓佳雅柏勤有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

於最後實際可行日期，就本公司董事及總裁所知，下列人士(本公司之董事或總裁除外)直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
GP工業有限公司	Belvedire Pty. Ltd.	9.66
惠州金山線束科技有限公司	吳淑英	10.00
GP Acoustics (US) Inc.	The Chainin Family Limited Partnership	20.43

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士(本公司之董事或總裁除外)於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

於最後實際可行日期，本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償(法定賠償除外)之合約。

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所(包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉)，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益或淡倉。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士(本公司之董事或總裁除外)於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目	所佔本公司已發行股本百份比 (%)
Schneider Electric Industries, S.A.	受益人	34,557,961	6.29
Well Glory International Limited	受益人	88,065,432	16.03

(ii) 關聯公司

董事姓名	所持金山電池國際有限公司普通股份數目	所佔金山電池國際有限公司已發行股本百份比 (%)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (%)	所持GP工業有限公司普通股份數目	所佔GP工業有限公司已發行股本百份比 (%)
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池國際有限公司股份數目			
	1.410新加坡元認購期由二零零二年三月十七日至二零一零年三月十六日	1.600新加坡元認購期由二零零二年十月十一日至二零一零年十月十日	1.250新加坡元認購期由二零零四年八月五日至二零一二年八月四日	2.500新加坡元認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業有限公司股份數目				
	0.456新加坡元認購期由二零零二年四月十四日至二零一零年四月十三日	0.620新加坡元認購期由二零零三年四月四日至二零一一年四月三日	0.550新加坡元認購期由二零零三年八月十四日至二零一二年八月十三日	0.880新加坡元認購期由二零零四年九月十五日至二零一三年九月十四日	1.030新加坡元認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所(包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉)，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

	持有普通股份數目				所佔本公司已發行股本百分比
董事	個人權益	家族權益	公司權益	權益總數	%
羅仲榮	74,951,811	–	88,065,432*	163,017,243	29.68
吳崇安	69,771,957	417,000	88,065,432*	158,254,389	28.81
羅仲炳	625,000	3,239,066	–	3,864,066	0.70
羅仲煒	22,611,518	–	–	22,611,518	4.12
梁伯全	3,202,581	–	–	3,202,581	0.58
顧玉興	2,231,780	–	–	2,231,780	0.41
莊紹樑	474,500	–	–	474,500	0.09
周國偉	275,000	–	–	275,000	0.05
王維勤	1,790,081	–	–	1,790,081	0.33
張定球	1,947,549	–	–	1,947,549	0.35
呂明華	–	–	–	–	–
陳志聰	–	–	–	–	–
陳其鑣	–	–	–	–	–

* 由羅仲榮先生及吳崇安先生實益擁有之Well Glory International Limited實益擁有88,065,432股普通股。

根據上市規則第14章，出售事項構成本公司一項須予披露交易。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零八年十二月五日

完成

出售事項將於二零零九年一月二十日或之前完成。當完成出售事項，賣方須將該物業交吉予買方。

其他重要條款

若買方未能於二零零八年十一月二十八日或之前簽署正式協議或支付第二期訂金予賣方，或未能遵守協議所載的任何條款，賣方可終止協議，並沒收買方已支付之訂金，而賣方將可另行將該物業出售給第三者，而雙方均不能再作任何追究。

若賣方未能完成交易，則賣方須以買方已付之臨時訂金雙倍賠償予買方，而雙方均不能再作任何追究。

出售所得款項之用途及出售事項之財務影響

該物業為自用物業及並無於協議前之兩個年度產生任何收益及／或溢利。出售所得款項經扣除所須費用後將用作本公司之一般營運資金。

參照Triwish Limited於二零零八年十月三十一日之管理賬目，該物業連同現時物業內之傢具總賬面淨值約為15,300,000港元。於截至二零零九年三月三十一日止年度本集團將因出售事項錄得未經審核之未扣除所須費用收益約12,200,000港元。

除上述未經審核收益外，董事局相信該出售對本集團的盈利、資產及負債將不會有任何重大影響。

出售事項之原因及利益

董事認為出售事項為本公司變現其非核心資產之良機，出售代價亦反映該物業當時的市場價格。據此，董事認為出售事項的條款乃公平合理，出售事項亦符合本公司及本公司股東的整體利益。

一般事項

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及銷售電池、電子及揚聲器產品、汽車配線、電纜、照明系統產品及LED大型屏幕。

根據上市規則第14章，出售事項構成本公司一項須予披露交易。本通函目的為向股東提供出售詳情及其他就遵守上市規則要求之資料。

協議

日期

二零零八年十一月十四日

訂約方

1. Triwish Limited，即賣方，為本公司之全資附屬公司。

2. 歐亞投資有限公司，即買方，一間於香港註冊成立之公司。

本公司確認，就董事作出一切合理查詢後所知及所信，交易對方及其最終受益人為與本公司及本公司之關連人士(根據上市規則定義)並無關連之獨立第三者。

將予出售資產

該物業包括一幅位於西貢之土地(於土地註冊處登記為地段類別D.D.229地段編號232)及建築於該土地上之樓宇，地址為香港新界西貢銀線灣銀臺路15號碧濤花園21號洋房。該物業土地總面積約2,024平方尺。

代價及正式協議

買方就收購該物業應付賣方之代價為27,500,000港元。買方於簽訂協議時已支付臨時訂金825,000港元予賣方，買方於二零零八年十一月二十八日或之前支付第二期訂金1,925,000港元予賣方。賣方與買方於二零零八年十一月二十八日簽訂買賣該物業之正式協議(「**正式協議**」)。

買方將於完成出售事項時支付代價餘額24,750,000港元予賣方。

該物業於公開市場出售，代價反映該物業當時之市值及經買方及賣方按公平原則磋商後釐定。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號：40)

執行董事：
羅仲榮*(主席兼總裁)*
吳崇安*(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事：
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處：
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者：

須予披露交易
出售物業

緒言

於二零零八年十一月十七日之公佈中，董事局公佈於二零零八年十一月十四日賣方(本公司之全資附屬公司)與買方訂立協議，據此，賣方同意出售該物業，而買方同意購買該物業，該物業之現金代價為27,500,000港元。

出售事項之代價乃根據出售事項發生當時之一般市值釐定。

「買方」	指	歐亞投資有限公司，於香港註冊成立之公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「新加坡元」	指	新加坡共和國法定貨幣新加坡元
「賣方」	指	Triwish Limited，於英屬維爾京群島註冊成立之公司，為本公司全資擁有之附屬公司
「%」	指	百分比

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「協議」	指	賣方及買方於二零零八年十一月十四日就買賣該物業訂立之具法律約束力之臨時買賣協議
「董事局」	指	本公司董事局
「本公司」	指	金山工業(集團)有限公司(股份代號：40)，其股份於香港聯交所主板上市
「完成」	指	完成買賣該物業
「關連人士」	指	上市規則所賦予涵義
「董事」	指	本公司董事
「出售事項」	指	出售該物業
「集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣
「最後實際可行日期」	指	二零零八年十二月四日，即確定此通函部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「該物業」	指	該物業包括一幅位於西貢之土地(於土地註冊處登記為地段類別D.D.229地段編號232)及建築於該土地上之樓宇，地址為香港新界西貢銀線灣銀壆路15號碧濤花園21號洋房

目 錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業(集團)有限公司股份，閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號：40)

GOLD PEAK

須予披露交易
出售物業

主席兼總裁函件載於本通函第3至6頁。

2007 香港工商業獎 HONG KONG AWARDS FOR INDUSTRIES
環保成就獎 ENVIRONMENTAL PERFORMANCE AWARD

5 years+ 商界展關懷 caringcompany

二零零八年十二月五日

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

Interim Report 2008/09

Corporate Information

BOARD OF DIRECTORS

Executive
Victor LO Chung Wing, *Chairman & Chief Executive*
Andrew NG Sung On, *Vice Chairman*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

LUI Ming Wah, *Chairman*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

REMUNERATION COMMITTEE

Frank CHAN Chi Chung, *Chairman*
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

AUDITORS

Deloitte Touche Tohmatsu

SECRETARY AND REGISTERED OFFICE

WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

SHARE REGISTRARS AND TRANSFER OFFICE

Tricor Abacus Limited
26/F, Tesbury Centre
28 Queen's Road East, Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY10286, USA

STOCK CODES

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

KEY DATES

Closure of Register:	6 January 2009 to 9 January 2009
Interim Dividend:	Payable on 22 January 2009

Group Structure



Gold Peak Industries (Holdings) Limited
(Hong Kong-listed)
GP Industries Limited
(Singapore-listed)
69.3%*
Technology & Strategic Division
Electronics Division
Electronics & components
Cables & wire harness
Acoustics
Other businesses
– Light fittings
– LED superscreens
GP Batteries International Ltd
Primary specialty
Rechargeable
Primary cylindrical & others
(Singapore-listed)
49.2%*
Lighthouse Technologies Ltd
(29.8%)
LED superscreens
Holding an industrial building for own use
Distribution Business

* *Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at 26 November 2008*

Group Profile

Gold Peak Group is an Asian multinational group which owns high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has built renowned brand names for its major product categories, such as **GP Batteries, KEF** loudspeakers and **Lighthouse** LED superscreens.

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an approximately 69.3%* interest in GP Industries while GP Industries holds an approximately 49.2%* interest in GP Batteries International Limited. GP Industries and GP Batteries are publicly listed in Singapore.

GP Industries is engaged in the development, manufacture and distribution of electronics and components, cables and wire harness, and acoustics. It also has investments in other businesses. GP Batteries is engaged in the development, manufacture and marketing of batteries and battery-related products.

Lighthouse Technologies Limited, 29.8% held by Technology & Strategic Division and 19.3%-owned by GP Industries, is a leading supplier of indoor and outdoor video displays using the latest high brightness LED (light emitting diode) technology.

* *As at 26 November 2008*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2008.

Highlights

- Consolidated turnover decreased by 2% to HK$677 million
- Turnover for all divisions decreased by 2% to HK$3,556 million
- Profit attributable to shareholders decreased by 39% to HK$30.5 million
- Earnings per share decreased from 9.2 Hong Kong cents to 5.5 Hong Kong cents
- Interim dividend per share: 1.0 Hong Kong cent (2007/08: 3.0 Hong Kong cents)

Business Review

GP Industries (69.3% owned by Gold Peak as at 30 September 2008)

1. *Electronics Division*

- Electronics & components – Slightly lower revenue and higher operating costs in China have adversely affected its profitability. The components associates, however, maintained their profit contribution. Overall, operating profit before interest and taxation ("PBIT") excluding exceptional items from the electronics and components business decreased.

- Acoustics – Sales of branded acoustics business decreased slightly in Singapore dollar terms, but increased in US dollar terms with growth in sales to Europe, America and Asia. However, higher manufacturing costs continued to affect its profitability. The OEM and ODM acoustics business under the 20%-owned Meiloon Industrial Co., Ltd. incurred a small net loss also due to lower sales and higher costs.

- Cables & wire harness – The 47%-owned cable associate, Linkz Industries Limited, continued to report satisfactory sales growth, but profit contribution decreased mainly due to higher material and manufacturing costs. Profit contribution from the wire harness business, which mainly comprises the 20%-owned associates, was also lower. As a result, PBIT excluding exceptional items from the cables and wire harness business decreased.

2. *GP Batteries (49.2% owned by GP Industries as at 30 September 2008)*

- GP Batteries returned to profit despite a decrease in turnover. Sales of Nickel Metal Hydride ("NiMH") rechargeable batteries decreased while sales of primary cylindrical batteries remained steady. Asia reported steady turnover while exports to other regions experienced a slight decrease.

- It continued to operate in a challenging environment with global economic slowdown, volatile currencies and material prices, and rising operating costs in China.

- The newly formed joint-venture to produce NiMH batteries for hybrid electric vehicles in China has progressed well, with pilot production expected to commence in the last quarter of this financial year. The production facilities in Taiwan to produce batteries for notebook computers have been audited and approved by one of the major notebook computer makers, and commercial shipment is expected to commence in early 2009.

- During the period under review, realized and unrealized losses arising from commodity contracts amounted to S$14.7 million and S$1.4 million respectively. All outstanding commodity contracts will expire before the end of this financial year.

Technology & Strategy Division

Lighthouse Technologies Limited, 29.8%-owned by Gold Peak and 19.3%-owned by GP Industries, achieved growth in both revenue and profit. The growth in turnover was mainly attributed to the significant increase in sales of the rental segment. Sales grew particularly in Europe and Asia.

Financial Review

During the period, the Group's net bank borrowings decreased by HK$288 million to HK$1,936 million. As at 30 September 2008, the aggregate of the Group's shareholders' funds and minority interests was HK$2,039 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 0.95 (31 March 2008: 1.05). The gearing ratios of the Company, GP Industries and GP Batteries were 0.75 (31 March 2008: 0.73), 0.49 (31 March 2008: 0.60) and 0.70 (31 March 2008: 0.75) respectively.

At 30 September 2008, 57% (31 March 2008: 52%) of the Group's bank borrowings was revolving or repayable within one year whereas 43% (31 March 2008: 48%) was mostly repayable between one to five years. Most of these Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimise the impact of currency fluctuation.

Employees and Remuneration Policies

As at 30 September 2008, the Group's major business divisions employed over 14,300 people worldwide (31 March 2008: 14,600). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations.

Prospects

The recession in the US and Europe together with reduced growth expectations in the Asian markets have caused negative market sentiments. The unusual currency fluctuations and sharp declines in commodity prices added volatility to the market. However, raw material prices and energy cost have come down substantially in recent months which is helpful to reduce production costs. The rapid cost increases for manufacturing in China is also expected to reverse its trend, as the Chinese government has started to offer cost relief to export manufacturers. The significantly lower material prices will benefit GP Batteries as well as the Group's components and cable businesses, especially Linkz.

GP Batteries expects that business outlook for the coming year to be fluctuating. Profit margin will be unstable due to the volatility of currencies and commodity prices. It will take every necessary measure to weather this storm and aims to maintain the market position of the "GP" brand for consumer batteries in its key markets. In the meantime, Lighthouse plans to put more efforts into growing the Asian markets, especially China.

The Group has implemented rigorous measures to reduce cost, increase flexibility to respond speedily to change in market demand and preserve its financial resources to cope with the turbulent business environment. It will focus its resources on managing its core businesses and take a prudent approach in exploring various means to further strengthen its financial position including further disposal of non-core assets. The Group is reducing its bank debt and will continue to do so in the coming year. Interest cost is expected to come down as interest rates are lowered in many countries.

The Group has invested significantly in building brands, global distribution and product development in the past years, and such efforts will put the Group in a favorable position to compete in a tough market environment.

Unaudited Condensed Consolidated Income Statement

	Notes	For the six months ended 30 September 2008 (Unaudited) HK$'000	2007 (Unaudited) HK$'000
Turnover	3	**676,705**	692,363
Cost of sales		**(499,390)**	(507,931)
Gross profit		**177,315**	184,432
Other income		**79,582**	90,441
Selling and distribution expenses		**(93,000)**	(88,842)
Administrative expenses		**(131,886)**	(131,338)
Other expenses	4	**–**	(37,137)
Net investment gain	5	**–**	85,512
Finance costs		**(36,867)**	(66,681)
Share of results of associates		**50,681**	57,090
Loss on deemed partial disposal of a subsidiary		**–**	(130)
Gain on disposal/partial disposal/deemed partial disposal of associates		**3,184**	700
Profit before taxation	6	**49,009**	94,047
Taxation	7	**(6,986)**	(13,683)
Profit after taxation		**42,023**	80,364
Attributable to:			
Equity shareholders of the Company		**30,460**	50,281
Minority interests		**11,563**	30,083
		42,023	80,364
Interim dividend		**5,493**	16,479
Earnings per share	8		
Basic		**5.5 cents**	9.2 cents
Diluted		**5.5 cents**	9.1 cents

Unaudited Condensed Consolidated Balance Sheet

	Notes	30 September 2008 (Unaudited) HK$'000	31 March 2008 (Audited) HK$'000
Non-current assets			
Investment properties		**115,030**	117,210
Property, plant and equipment	9	**262,761**	270,196
Prepaid lease payments		**32,702**	36,156
Interests in associates		**1,831,046**	1,882,167
Available-for-sale investments		**433,205**	416,164
Trademarks		**37,645**	39,736
Long term receivables		**57,507**	371,658
Technical know-how		**5,755**	7,737
Goodwill		**60,161**	58,166
		2,835,812	3,199,190
Current assets			
Inventories		**364,194**	382,572
Debtors, bills receivable and prepayments	10	**1,238,867**	1,197,599
Prepaid lease payments		**872**	951
Dividends receivable		**3,362**	2,087
Taxation recoverable		**540**	213
Bank balances, deposits and cash		**343,607**	312,191
		1,951,442	1,895,613
Current liabilities			
Creditors and accrued charges	11	**410,359**	380,774
Obligations under finance leases		**1,499**	11
Taxation payable		**41,465**	43,405
Bank loans and import loans		**1,295,197**	1,311,109
Bank overdrafts		**9,360**	6,894
		1,757,880	1,742,193
Net current assets		**193,562**	153,420
Total assets less current liabilities		**3,029,374**	3,352,610
Non-current liabilities			
Borrowings		**973,525**	1,217,954
Deferred taxation liabilities		**17,266**	16,808
		990,791	1,234,762
Net assets		**2,038,583**	2,117,848
Capital and reserves			
Share capital		**274,643**	274,643
Reserves		**1,059,713**	1,108,585
Equity attributable to shareholders of the Company		**1,334,356**	1,383,228
Share option reserve of a listed subsidiary		**10,137**	8,618
Minority interests		**694,090**	726,002
Total equity		**2,038,583**	2,117,848

Unaudited Condensed Consolidated Cash Flow Statement

	For the six months ended 30 September	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from (used in) operating activities	**245,633**	(76,967)
Net cash from investing activities	**53,582**	121,123
Net cash used in financing activities	**(268,929)**	(137,558)
Increase (decrease) in cash and cash equivalents	**30,286**	(93,402)
Cash and cash equivalents at beginning of the period	**305,297**	475,568
Effect of foreign exchange rate changes	**(1,336)**	(107)
Cash and cash equivalents at the end of the period	**334,247**	382,059

Unaudited Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 September 2008

	Share Capital HK$'000	Share Premium HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000
At 1 April 2008	274,643	463,935	14,830	86,947	(97,168)	4,859	35,358
Acquisition of additional interests in a subsidiary	–	–	–	–	–	–	–
Share of reserves of associates	–	–	–	–	(4,485)	222	–
Net profit for the period	–	–	–	–	–	–	–
Dividend paid – 2008 final dividend	–	–	–	–	–	–	–
Dividend declared – 2009 interim dividend	–	–	–	–	–	–	–
Dividend paid to minority interests	–	–	–	–	–	–	–
Currency realignment	–	–	–	–	(63,233)	–	–
At 30 September 2008	274,643	463,935	14,830	86,947	(164,886)	5,081	35,358

Available-for-sale Investments Reserve HK$'000	Hedging Reserve HK$'000	Dividend Reserve HK$'000	Retained Profits HK$'000	Attributable to Equity Shareholders of the Company HK$'000	Share Option Reserve of a Listed Subsidiary HK$'000	Minority Interests HK$'000	Total HK$'000
(2,933)	–	10,986	591,771	1,383,228	8,618	726,002	2,117,848
–	–	–	–	–	–	(3,153)	(3,153)
–	(850)	–	–	(5,113)	1,519	(1,475)	(5,069)
–	–	–	30,460	30,460	–	11,563	42,023
–	–	(10,986)	–	(10,986)	–	–	(10,986)
–	–	5,493	(5,493)	–	–	–	–
–	–	–	–	–	–	(10,437)	(10,437)
–	–	–	–	(63,233)	–	(28,410)	(91,643)
(2,933)	(850)	5,493	616,738	1,334,356	10,137	694,090	2,038,583

Unaudited Condensed Consolidated Statement of Changes in Equity *(Continued)*

For the six months ended 30 September 2007

	Share Capital *HK$'000*	Share Premium *HK$'000*	Legal Reserve *HK$'000*	Properties Revaluation Reserve *HK$'000*	Translation Reserve *HK$'000*	Capital Reserve *HK$'000*
At 1 April 2007	274,643	463,935	14,865	98,189	(140,491)	1,093
Transfer to retained profits upon disposal of properties	–	–	–	(11,242)	–	–
Deemed partial disposal of a subsidiary	–	–	–	–	–	–
Disposal/deemed disposal/ deemed partial disposal of associates	–	–	–	–	(118)	(811)
Adjustments arising from transfer of an available-for-sale investment to interests in associates	–	–	–	–	(7,431)	1,084
Share of reserves of associates	–	–	–	–	5,858	817
Net profit for the period	–	–	–	–	–	–
Release on disposal of an available-for-sale investment	–	–	–	–	–	–
Dividend paid – 2007 final dividend	–	–	–	–	–	–
Dividend declared – 2008 interim dividend	–	–	–	–	–	–
Dividend paid to minority interests	–	–	–	–	–	–
Currency realignment	–	–	–	–	28,078	–
At 30 September 2007	274,643	463,935	14,865	86,947	(114,104)	2,183

Capital Redemption Reserve *HK$'000*	Available-for-sale Investments Reserve *HK$'000*	Dividend Reserve *HK$'000*	Retained Profits *HK$'000*	Attributable to Equity Shareholders of the Company *HK$'000*	Share Option Reserve of a Listed Subsidiary *HK$'000*	Minority Interests *HK$'000*	Total *HK$'000*
35,358	8,590	16,479	654,199	1,426,860	4,654	781,128	2,212,642
–	–	–	11,242	–	–	–	–
–	–	–	–	–	–	571	571
–	–	–	–	(929)	–	–	(929)
–	80,348	–	(113,493)	(39,492)	1,527	(16,791)	(54,756)
–	(38,456)	–	–	(31,781)	2,358	(13,424)	(42,847)
–	–	–	50,281	50,281	–	30,083	80,364
–	(80,275)	–	–	(80,275)	–	(35,501)	(115,776)
–	–	(16,479)	–	(16,479)	–	–	(16,479)
–	–	16,479	(16,479)	–	–	–	–
–	–	–	–	–	–	(18,976)	(18,976)
–	–	–	–	28,078	–	3,723	31,801
35,358	(29,793)	16,479	585,750	1,336,263	8,539	730,813	2,075,615

1. Basis of preparation

The unaudited condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. Principal Accounting Policies

The unaudited condensed financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate. The accounting policies adopted in the preparation of the unaudited condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2008.

During this period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and interpretations issued by the HKICPA, which are effective for accounting periods commencing on or after 1 April 2008. The adoption of these new standards had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKAS 27 (Revised)	Consolidated and separate financial statements[2]
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[1]
HKFRS 3 (Revised)	Business combinations[2]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT13	Customer loyalty programmes[3]
HK(IFRIC) – INT15	Agreements for the construction of real estate[1]
HK(IFRIC) – INT16	Hedges of a net investment in a foreign operation[4]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 October 2008

3. Segment information

The analysis of the Group's segment information is as follows:

(a) Business segments

The following is an analysis of the turnover and profit before taxation by principal activity:

For the six months ended 30 September 2008

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Total *HK$'000*
Turnover				
External sales	–	676,705	–	676,705
Results				
Segmental results	4,976	(11,937)	–	(6,961)
Interest income and dividend income				
Segment	3,000	33,836	–	36,836
Corporate				3,117
Unallocated corporate expenses				(19,315)
Other corporate income				18,334
Finance costs				
Segment	–	(20,543)	–	(20,543)
Corporate				(16,324)
Share of results of associates	8,574	33,729	8,378	50,681
Gain on disposal/deemed partial disposal of associates				3,184
Profit before taxation				49,009
Taxation				(6,986)
Profit after taxation				42,023
Attributable to:				
Equity shareholders of the Company				30,460
Minority interests				11,563
				42,023

For the six months ended 30 September 2007

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Total HK$'000
Turnover				
External sales	–	692,363	–	692,363
Results				
Segmental results	4,020	7,278	–	11,298
Interest income and dividend income				
Segment	9,000	39,533	–	48,533
Corporate				7,349
Unallocated corporate expenses				(24,741)
Other corporate income				12,254
Other expenses				(37,137)
Net investment gain				85,512
Finance costs				
Segment	(2)	(34,161)	–	(34,163)
Corporate				(32,518)
Share of results of associates	7,397	63,880	(14,187)	57,090
Loss on deemed partial disposal of a subsidiary				(130)
Gain on disposal/partial disposal/deemed partial disposal of associates				700
Profit before taxation				94,047
Taxation				(13,683)
Profit after taxation				80,364
Attributable to:				
Equity shareholders of the Company				50,281
Minority interests				30,083
				80,364

(b) *Geographical segments*

The following is an analysis of the turnover by geographical market:

	For the six months ended 30 September	
	2008 *HK$'000*	2007 *HK$'000*
The People's Republic of China		
Hong Kong	**51,600**	86,738
Mainland China	**85,137**	63,266
Other Asian countries	**39,762**	34,862
Europe	**236,403**	237,452
Americas	**216,460**	223,386
Australia and New Zealand	**33,400**	38,783
Others	**13,943**	7,876
	676,705	692,363

4. Other expenses

	For the six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Allowance for impairment loss on intangible assets	–	27,137
Provision for expenses on liquidation of a subsidiary	–	10,000
	–	37,137

5. Net investment gain

	For the six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Realised gain on disposal of an available-for-sale investment	–	85,512

6. Profit before taxation

	For the six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Profit before taxation has been arrived at after charging:		
Amortisation of technical know-how	**1,940**	1,940
Amortisation of prepaid lease payments	**443**	476
Amortisation of trademarks	**2,091**	2,091
Depreciation of property, plant and equipment	**22,721**	23,399
Loss on disposal of investment properties	**677**	1,421

7. Taxation

	For the six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Hong Kong Profits Tax	**12**	82
Taxation in jurisdictions other than Hong Kong	**6,300**	7,237
Deferred taxation	**674**	6,364
	6,986	13,683

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

8. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**30,460**	50,281
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**–**	(14)
Earnings for the purpose of diluted earnings per share	**30,460**	50,267
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**549,285**	549,285
Effect of dilutive potential shares on share options	**–**	410
Weighted average number of shares for the purpose of diluted earnings per share	**549,285**	549,695

9. Property, plant and equipment

During the period, the Group spent approximately HK$16,697,000 (six months ended 30 September 2007: HK$15,887,000) on property, plant and equipment to expand its business.

10. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit periods normally ranging from 30 days to 120 days. The following is an aging analysis of debtors and bills receivable at the reporting date:

	30 September 2008	31 March 2008
	HK$'000	*HK$'000*
Trade and bills receivables		
0 – 60 days	**180,607**	151,976
61 – 90 days	**21,022**	15,568
Over 90 days	**49,922**	61,049
	251,551	228,593
Other receivables, deposits and prepayments	**595,962**	505,224
Consideration receivable for the disposal of the Group's electrical business in Australia	**106,989**	463,782
Consideration receivable for the disposal of partial interest of investment in Gerard Corporation	**284,365**	–
	1,238,867	1,197,599

11. Creditors and accrued charges

The following is an aging analysis of creditors at the reporting date:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Trade payables		
0–60 days	141,966	115,445
61–90 days	31,807	17,384
Over 90 days	9,959	20,191
	183,732	153,020
Other payables and accrued charges	226,627	227,754
	410,359	380,774

12. Contingencies and commitments

(a) *Contingent liabilities*

	30 September 2008 HK$'000	31 March 2008 HK$'000
Guarantees given to banks in respect of banking facilities utilised by associates	200,220	189,085

(b) *Capital commitment*

	30 September 2008 HK$'000	31 March 2008 HK$'000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	1,954	1,350

13. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended 30 September	
	2008 HK$'000	2007 HK$'000
Sales to associates	6,454	12,720
Purchases from associates	7,320	26,522
Management fee income received from associates	5,212	5,391
Rental income received from associates	4,611	4,507

As at the reporting date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	30 September 2008 HK$'000	31 March 2008 HK$'000
Trade receivables due from associates	2,931	4,285
Other receivables due from associates	47,636	91,479
Trade payables due to associates	4,753	3,505
Other payables due to associates	6,318	10,852

SUMMARY OF RESULTS

For the six months ended 30 September 2008, the Group's turnover amounted to HK$677 million, a decrease of 2% as compared with HK$692 million for the same period last year. The unaudited consolidated profit attributable to shareholders amounted to HK$30.5 million, a decrease of 39% compared to the corresponding period in the previous year. The basic earnings per share for the period amounted to 5.5 cents as compared with 9.2 cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 1.0 cent (2007: 3.0 cents) per share. This amounts to a total dividend payment of approximately HK$5,493,000 (2007: HK$16,479,000) based on the total number of shares in issue as at 25 November 2008, being the latest practicable date prior to the announcement of the interim results. Dividend will be paid on 22 January 2009 to registered shareholders of the Company as at 9 January 2009.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from 6 to 9 January 2009, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Abacus Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on 5 January 2009.

Disclosure of Interest

As at 30 September 2008, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Stock Exchange were as follows:

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations

(a) Interests in shares of the Company (long positions)

As at 30 September 2008, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

Name of Director	Number of ordinary shares held				Percentage of issued share capital of the Company
	Personal Interests	Family Interests	Corporate Interests	Total Interests	%
Victor LO Chung Wing	74,951,811	–	88,065,432*	163,017,243	29.68
Andrew NG Sung On	69,771,957	417,000	88,065,432*	158,254,389	28.81
Kevin LO Chung Ping	625,000	3,239,066	–	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	–	474,500	0.09
CHAU Kwok Wai	275,000	–	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–	–
CHAN Kei Biu	–	–	–	–	–

* *88,065,432 ordinary shares were beneficially owned by Well Glory International Limited, a company in which Messrs. Victor LO Chung Wing and Andrew NG Sung On have beneficial interests.*

(b) Interests in shares of the Company's associated corporations (long positions)

As at 30 September 2008, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.2%-owned associate of GP Industries Limited ("GP Ind"), Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6%-owned subsidiary of GPBI, and GP Ind, a 69.3%-owned subsidiary of the Company, were as follows:

Name of Director	Number of ordinary shares and percentage of their issued share capital held					
	GPBI		GPIT		GP Ind	
	Number	*%*	*Number*	*%*	*Number*	*%*
Victor LO Chung Wing	200,000	0.18	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Kevin LO Chung Ping	–	–	–	–	–	–
Paul LO Chung Wai	80,000	0.07	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–
LUI Ming Wah	–	–	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–	–	–
CHAN Kei Biu	–	–	–	–	–	–

(1) Directors' and Chief Executive's Interests in Securities of the Company and its Associated Corporations *(Continued)*

Save as disclosed above, as at 30 September 2008, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures

The following tables disclose the movements in the number of share options of the Company, GP Ind and GPBI, which have been granted to the directors of the Company, during the six months ended 30 September 2008.

(a) The Company's share option scheme:

Name of director	Date of grant	Exercisable period	Exercise price *HK$*	Number of option shares outstanding at 1.4.2008 and 30.9.2008
Victor LO Chung Wing	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000
Andrew NG Sung On	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000
Kevin LO Chung Ping	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
Paul LO Chung Wai	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
Richard KU Yuk Hing	2.10.2003	2.10.2003-1.10.2008	1.84	500,000
Andrew CHUANG Siu Leung	2.10.2003	2.10.2003-1.10.2008	1.84	500,000
CHAU Kwok Wai	2.10.2003	2.10.2003-1.10.2008	1.84	600,000
Raymond WONG Wai Kan	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
Vincent CHEUNG Ting Kau	2.10.2003	2.10.2003-1.10.2008	1.84	400,000
LUI Ming Wah	2.10.2003	2.10.2003-1.10.2008	1.84	300,000
				8,500,000
Employees	2.10.2003	2.10.2003-1.10.2008	1.84	2,520,000
				11,020,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(b) GP Ind's share option scheme:

Name of director	Date of grant	Exercisable period	Exercise price S$	Number of option shares: Outstanding at 1.4.2008	Cancelled during the period	Outstanding at 30.9.2008
Victor LO Chung Wing	14.4.2000	14.4.2002-13.4.2010	0.456	300,000	-	300,000
	4.4.2001	4.4.2003-3.4.2011	0.620	600,000	-	600,000
	14.8.2002	14.8.2003-13.8.2012	0.550	384,000	-	384,000
	15.9.2003	15.9.2004-14.9.2013	0.880	384,000	-	384,000
	5.7.2004	5.7.2005-4.7.2014	1.030	400,000	-	400,000
LEUNG Pak Chuen	15.9.2003	15.9.2004-14.9.2013	0.880	350,000	-	350,000
	5.7.2004	5.7.2005-4.7.2014	1.030	380,000	-	380,000
Andrew CHUANG Siu Leung	14.4.2000	14.4.2002-13.4.2010	0.456	110,000	-	110,000
	4.4.2001	4.4.2003-3.4.2011	0.620	200,000	-	200,000
	14.8.2002	14.8.2003-13.8.2012	0.550	130,000	-	130,000
	15.9.2003	15.9.2004-14.9.2013	0.880	130,000	-	130,000
	5.7.2004	5.7.2005-4.7.2014	1.030	150,000	-	150,000
CHAU Kwok Wai	5.7.2004	5.7.2005-4.7.2014	1.030	180,000	-	180,000
Raymond WONG Wai Kan	15.9.2003	15.9.2004-14.9.2013	0.880	140,000	-	140,000
	5.7.2004	5.7.2005-4.7.2014	1.030	180,000	-	180,000
				4,018,000	-	4,018,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

(b) GP Ind's share option scheme: (Continued)

Name of director	Date of grant	Exercisable period	Exercise price S$	Number of option shares Outstanding at 1.4.2008	Cancelled during the period	Outstanding at 30.9.2008
Directors of GP Ind	4.4.2001	4.4.2003-3.4.2011	0.620	64,000	-	64,000
	14.8.2002	14.8.2003-13.8.2012	0.550	41,000	-	41,000
	15.9.2003	15.9.2004-14.9.2013	0.880	335,000	-	335,000
	5.7.2004	5.7.2005-4.7.2014	1.030	385,000	-	385,000
Non-executive directors of GP Ind	15.9.2003	15.9.2004-14.9.2008	0.880	240,000	(240,000)	-
	5.7.2004	5.7.2005-4.7.2009	1.030	270,000	-	270,000
Employees of the Group	14.4.2000	14.4.2002-13.4.2010	0.456	307,000	-	307,000
	4.4.2001	4.4.2003-3.4.2011	0.620	988,000	-	988,000
	14.8.2002	14.8.2003-13.8.2012	0.550	473,000	-	473,000
	15.9.2003	15.9.2004-14.9.2013	0.880	2,014,000	(36,000)	1,978,000
	5.7.2004	5.7.2005-4.7.2014	1.030	2,408,000	(36,000)	2,372,000
				7,525,000	(312,000)	7,213,000
				11,543,000	(312,000)	11,231,000

(2) Directors' and Chief Executive's Rights to Acquire Shares or Debentures
(Continued)

(c) GPBI's share option scheme:

Name of director	Date of grant	Exercisable period	Exercise price S$	Number of option shares outstanding at 1.4.2008 and 30.9.2008
Andrew NG Sung On	17.3.2000	17.3.2002-16.3.2010	1.410	200,000
	11.10.2000	11.10.2002-10.10.2010	1.600	200,000
	5.8.2002	5.8.2004-4.8.2012	1.250	190,000
	25.6.2003	25.6.2005-24.6.2013	2.500	190,000
Richard KU Yuk Hing	25.6.2003	25.6.2005-24.6.2013	2.500	170,000

Saved as disclosed above, as at 30 September 2008, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

Substantial Shareholder

As at 30 September 2008, the following persons (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Approximate percentage of issued shares
Schneider Electric Industries, S.A.	Beneficial owner	34,557,961	6.29%
Well Glory International Limited	Beneficial owner	88,065,432	16.03%

Saved as disclosed above, as at 30 September 2008, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Compliance with the Code on Corporate Governance Practices

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of Listing Rules throughout the period, except for the following deviations:

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Victor LO Chung Wing is the Chairman & Chief Executive of the Company. The Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each business is run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of article of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

Audit Committee

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The unaudited interim financial statements for the six months ended 30 September 2008 have been reviewed by the Company's audit committee.

Board of Directors

As at the date of this report, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 26 November 2008

本公司上市證券之買賣及贖回

於期內，本公司及其任何附屬公司沒有買賣或贖回本公司之任何上市證券。

最佳應用守則

除以下所述之偏離行為者，本公司已遵從上市規則附錄14所載之企業管治常規守則之守則條文。

守則條文第A.2.1.條規定主席及行政總裁之職能應分離，而不應同時由一人兼任。羅仲榮先生為本公司主席兼總裁。由於集團之主要業務已分別上市並由不同董事局管理，董事局認為此架構不會影響董事局及管理層兩者之間的權力和職權的平衡。

守則條文第A.4.1.條規定非執行董事的委任應有指定任期，並須接受重新選舉。本公司之非執行董事並無特定任期，及須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。由於非執行董事之委任在到期重選時將被檢討，董事局認為已具備足夠措施以確保本公司之企業管治常規並無較守則之規定寬鬆。

審核委員會

本公司遵守上市規則第3.21條規定成立審核委員會，以審閱及監察本集團之財務匯報及內部監控等事項。審核委員會包括本公司三位獨立非執行董事及一位非執行董事。審核委員會並已審閱本公司截至二零零八年九月三十日止六個月之未經審核中期財務報表。

董事局

於本報告刊發日期，本公司董事局成員包括：執行董事羅仲榮先生（主席兼總裁）、吳崇安先生（副主席）、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生及周國偉先生，非執行董事王維勤先生及張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。

承董事局命
公司秘書
黃文傑

香港，二零零八年十一月二十六日

(2) 董事及總裁購買股份或債券之權利(續)

(c) 金山電池購股權計劃：

董事	授予日期	可行使之日期	行使價格 坡元	於二零零八年四月一日及九月三十日尚未行使之認股權數目
吳崇安	17.3.2000	17.3.2002-16.3.2010	1.410	200,000
	11.10.2000	11.10.2002-10.10.2010	1.600	200,000
	5.8.2002	5.8.2004-4.8.2012	1.250	190,000
	25.6.2003	25.6.2005-24.6.2013	2.500	190,000
顧玉興	25.6.2003	25.6.2005-24.6.2013	2.500	170,000

除以上所披露外，於二零零八年九月三十日，本公司之董事及總裁沒有於本公司或其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節第七及八分部須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市規則附錄十「上市公司董事進行證券交易標準守則」之規定須通知本公司及香港聯交所之權益或淡倉(包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉)。

主要股東

於二零零八年九月三十日，下列人士(非本公司之董事或總裁)擁有根據證券及期貨條例第十五節第二及三分部須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上：

股東名稱	身份	持有普通股數目	股權百分比
Schneider Electric Industries, S.A.	受益人	34,557,961	6.29%
Well Glory International Limited	受益人	88,065,432	16.03%

除以上所披露者外，於二零零八年九月三十日，本公司董事或總裁沒有察覺任何人士(惟本公司之董事或總裁除外)擁有根據證券及期貨條例第十五節第二及三分部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上。

(2) 董事及總裁購買股份或債券之權利(續)

(b) GP工業購股權計劃：(續)

				認股權數目		
董事	授予日期	可行使之日期	行使價格 *坡元*	於二零零八年四月一日尚未行使	期內註銷	於二零零八年九月三十日尚未行使
GP工業之董事	4.4.2001	4.4.2003-3.4.2011	0.620	64,000	–	64,000
	14.8.2002	14.8.2003-13.8.2012	0.550	41,000	–	41,000
	15.9.2003	15.9.2004-14.9.2013	0.880	335,000	–	335,000
	5.7.2004	5.7.2005-4.7.2014	1.030	385,000	–	385,000
GP工業之非執行董事	15.9.2003	15.9.2004-14.9.2008	0.880	240,000	(240,000)	–
	5.7.2004	5.7.2005-4.7.2009	1.030	270,000	–	270,000
本集團僱員	14.4.2000	14.4.2002-13.4.2010	0.456	307,000	–	307,000
	4.4.2001	4.4.2003-3.4.2011	0.620	988,000	–	988,000
	14.8.2002	14.8.2003-13.8.2012	0.550	473,000	–	473,000
	15.9.2003	15.9.2004-14.9.2013	0.880	2,014,000	(36,000)	1,978,000
	5.7.2004	5.7.2005-4.7.2014	1.030	2,408,000	(36,000)	2,372,000
				7,525,000	(312,000)	7,213,000
				11,543,000	(312,000)	11,231,000

(2) 董事及總裁購買股份或債券之權利(續)

(b) GP工業購股權計劃：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 坡元	於二零零八年四月一日尚未行使	期內註銷	於二零零八年九月三十日尚未行使
羅仲榮	14.4.2000	14.4.2002-13.4.2010	0.456	300,000	–	300,000
	4.4.2001	4.4.2003-3.4.2011	0.620	600,000	–	600,000
	14.8.2002	14.8.2003-13.8.2012	0.550	384,000	–	384,000
	15.9.2003	15.9.2004-14.9.2013	0.880	384,000	–	384,000
	5.7.2004	5.7.2005-4.7.2014	1.030	400,000	–	400,000
梁伯全	15.9.2003	15.9.2004-14.9.2013	0.880	350,000	–	350,000
	5.7.2004	5.7.2005-4.7.2014	1.030	380,000	–	380,000
莊紹樑	14.4.2000	14.4.2002-13.4.2010	0.456	110,000	–	110,000
	4.4.2001	4.4.2003-3.4.2011	0.620	200,000	–	200,000
	14.8.2002	14.8.2003-13.8.2012	0.550	130,000	–	130,000
	15.9.2003	15.9.2004-14.9.2013	0.880	130,000	–	130,000
	5.7.2004	5.7.2005-4.7.2014	1.030	150,000	–	150,000
周國偉	5.7.2004	5.7.2005-4.7.2014	1.030	180,000	–	180,000
王維勤	15.9.2003	15.9.2004-14.9.2013	0.880	140,000	–	140,000
	5.7.2004	5.7.2005-4.7.2014	1.030	180,000	–	180,000
				4,018,000	–	4,018,000

(1) 董事及總裁於本公司及其聯營公司證券之權益*(續)*

除以上所披露外，於二零零八年九月三十日，各董事及總裁或其關連人士於本公司或任何根據證券及期貨條例定義之本公司聯營公司之證券沒有任何權益。

(2) 董事及總裁購買股份或債券之權利

於截至二零零八年九月三十日止六個月期內，授予本公司董事之本公司、GP工業及金山電池購股權之變動表列如下。

(a) 本公司購股權計劃：

董事	授予日期	可行使之日期	行使價格 *港元*	於二零零八年四月一日及九月三十日尚未行使之認股權數目
羅仲榮	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000
吳崇安	2.10.2003	2.10.2003-1.10.2008	1.84	1,600,000
羅仲炳	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
羅仲煒	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
顧玉興	2.10.2003	2.10.2003-1.10.2008	1.84	500,000
莊紹樑	2.10.2003	2.10.2003-1.10.2008	1.84	500,000
周國偉	2.10.2003	2.10.2003-1.10.2008	1.84	600,000
王維勤	2.10.2003	2.10.2003-1.10.2008	1.84	1,000,000
張定球	2.10.2003	2.10.2003-1.10.2008	1.84	400,000
呂明華	2.10.2003	2.10.2003-1.10.2008	1.84	300,000
				8,500,000
僱員	2.10.2003	2.10.2003-1.10.2008	1.84	2,520,000
				11,020,000

(1) 董事及總裁於本公司及其聯營公司證券之權益

(a) 公司股份之權益(好倉)

於二零零八年九月三十日,各董事及總裁擁有公司普通股份之權益如下:

董事	持有普通股份數目				佔本公司已發行股份之百分比
	個人權益	家族權益	公司權益	權益總數	%
羅仲榮	74,951,811	–	88,065,432*	163,017,243	29.68
吳崇安	69,771,957	417,000	88,065,432*	158,254,389	28.81
羅仲炳	625,000	3,239,066	–	3,864,066	0.70
羅仲煒	22,611,518	–	–	22,611,518	4.12
梁伯全	3,202,581	–	–	3,202,581	0.58
顧玉興	2,231,780	–	–	2,231,780	0.41
莊紹樑	474,500	–	–	474,500	0.09
周國偉	275,000	–	–	275,000	0.05
王維勤	1,790,081	–	–	1,790,081	0.33
張定球	1,947,549	–	–	1,947,549	0.35
呂明華	–	–	–	–	–
陳志聰	–	–	–	–	–
陳其鑣	–	–	–	–	–

* *由羅仲榮先生及吳崇安先生實益擁有之Well Glory International Limited實益擁有88,065,432股普通股。*

(b) 於本公司之聯營公司股份權益(好倉)

於二零零八年九月三十日,各董事及總裁於GP工業有限公司(「GP工業」)佔49.2%權益之聯營公司金山電池國際有限公司(「金山電池」)、金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司(「金山電能」)以及本公司佔69.3%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下:

董事	持有普通股份數目及所佔公司已發行股份百份比					
	金山電池		金山電能		GP工業	
	股份數目	*百份比*	*股份數目*	*百份比*	*股份數目*	*百份比*
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲炳	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–
呂明華	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–

業績概要

本集團截至二零零八年九月三十日止六個月之營業額為677,000,000港元，與去年同期之692,000,000港元比較，減少2%。未經審核股東應佔綜合溢利為30,500,000港元，比去年同期減少39%。每股基本盈利為5.5港仙，去年同期則為9.2港仙。

中期股息

董事局議決派發中期股息每股1.0港仙(二零零七年： 3.0港仙)。以二零零八年十一月二十五日(即本中期業績報告前之最後可行日期)已發行股份總數計算，合共派發股息約為5,493,000港元(二零零七年：16,479,000港元)。股息將於二零零九年一月二十二日派發予於二零零九年一月九日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零九年一月六日至九日(包括首尾兩天)暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零九年一月五日下午四時前一併送達本公司股票過戶登記處卓佳雅柏勤有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

權益之披露

於二零零八年九月三十日，本公司之董事及總裁於本公司及其聯營公司(定義見證券及期貨條例第十五節)之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節第七及八分部須通知本公司及香港聯合交易所有限公司(「香港聯交所」)，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市規則附錄十「上市公司董事進行證券交易標準守則」之規定須通知本公司及香港聯交所之權益及淡倉(包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉)如下：

11. 應付賬項及費用

以下為於申報日期結算之應付賬項之賬齡分析：

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
應付貨款		
0－60天	**141,966**	115,445
61－90天	**31,807**	17,384
超過90天	**9,959**	20,191
	183,732	153,020
其他應付賬及費用	**226,627**	227,754
	410,359	380,774

12. 或然負債及資本承擔

(a) 或然負債

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
就聯營公司已使用信貸而向銀行提供擔保	**200,220**	189,085

(b) 資本承擔

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
關於物業、廠房及設備已簽約但未在財務報表撥備之資本承擔	**1,954**	1,350

13. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月 二零零八年 千港元	二零零七年 千港元
出售予聯營公司	**6,454**	12,720
購買自聯營公司	**7,320**	26,522
自聯營公司之管理費收入	**5,212**	5,391
自聯營公司之租金收入	**4,611**	4,507

於申報日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零八年九月三十日 千港元	二零零八年三月三十一日 千港元
應收聯營公司貨款	**2,931**	4,285
其他應收聯營公司之款項	**47,636**	91,479
應付聯營公司貨款	**4,753**	3,505
其他應付聯營公司之款項	**6,318**	10,852

8. 每股盈利

每股基本盈利及攤薄盈利乃根據下列數據計算：

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	*千港元*
盈利		
全期純利及計算每股基本盈利之溢利	**30,460**	50,281
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	**–**	(14)
計算每股攤薄盈利之盈利	**30,460**	50,267
	'000	*'000*
股份數目		
計算每股基本盈利之股份加權平均數	**549,285**	549,285
購股權之可攤薄潛在股份之影響	**–**	410
計算每股攤薄盈利之股份加權平均數	**549,285**	549,695

9. 物業、廠房及設備

於期內，本集團耗資約16,697,000港元(截至二零零七年九月三十日止六個月：15,887,000港元)於物業、廠房及設備，以擴展其業務。

10. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸期一般由三十至一百二十天不等。以下為於申報日期結算之應收賬項及應收票據之賬齡分析：

	二零零八年九月三十日	二零零八年三月三十一日
	千港元	*千港元*
應收貨款及應收票據		
0－60天	**180,607**	151,976
61－90天	**21,022**	15,568
超過90天	**49,922**	61,049
	251,551	228,593
其他應收賬項、按金及預付款項	**595,962**	505,224
出售集團於澳洲電器業務之應收代價	**106,989**	463,782
出售投資Gerard Corporation部份權益之應收代價	**284,365**	–
	1,238,867	1,197,599

4. 其他支出

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
無形資產之減值	–	27,137
一間附屬公司的清盤費用之撥備	–	10,000
	–	37,137

5. 投資淨收益

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
出售可供出售投資變現之收益	–	85,512

6. 除稅前溢利

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
除稅前溢利已減除以下項目：		
專業訣竅攤銷	**1,940**	1,940
預付租賃款項攤銷	**443**	476
商標攤銷	**2,091**	2,091
物業、廠房及設備折舊	**22,721**	23,399
出售投資物業之虧損	**677**	1,421

7. 稅項

	截至九月三十日止六個月	
	二零零八年	二零零七年
	千港元	千港元
香港利得稅	**12**	82
香港以外其他地區稅項	**6,300**	7,237
遞延稅項	**674**	6,364
	6,986	13,683

香港利得稅乃就期內估計應課稅溢利按稅率16.5%(二零零七年：17.5%)計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

截至二零零七年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	合計 *千港元*
營業額				
對外銷售	–	692,363	–	692,363
業績				
業務業績	4,020	7,278	–	11,298
利息收入及股息收入				
業務	9,000	39,533	–	48,533
企業				7,349
不能分類之企業費用				(24,741)
其他企業收入				12,254
其他支出				(37,137)
投資淨收益				85,512
財務成本				
業務	(2)	(34,161)	–	(34,163)
企業				(32,518)
所佔聯營公司業績	7,397	63,880	(14,187)	57,090
應當出售一間附屬公司部份權益之虧損				(130)
出售/出售部份/應當出售部份聯營公司權益之收益				700
除稅前溢利				94,047
稅項				(13,683)
除稅後溢利				80,364
屬於:				
本公司資本股東				50,281
少數股東權益				30,083
				80,364

(b) 地域分類

集團營業額以地域市場劃分如下:

	截至九月三十日止六個月 **二零零八年** *千港元*	二零零七年 *千港元*
中華人民共和國		
香港	**51,600**	86,738
內地	**85,137**	63,266
其它亞洲國家	**39,762**	34,862
歐洲	**236,403**	237,452
美洲	**216,460**	223,386
澳洲及新西蘭	**33,400**	38,783
其他	**13,943**	7,876
	676,705	692,363

3. 分類資料

本集團分類資料之分析如下：

(a) *以業務分類*

以主要活動分析營業額及除税前溢利如下：

截至二零零八年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	合計 *千港元*
營業額				
對外銷售	–	676,705	–	676,705
業績				
業務業績	4,976	(11,937)	–	(6,961)
利息收入及股息收入				
業務	3,000	33,836	–	36,836
企業				3,117
不能分類之企業費用				(19,315)
其他企業收入				18,334
財務成本				
業務	–	(20,543)	–	(20,543)
企業				(16,324)
所佔聯營公司業績	8,574	33,729	8,378	50,681
出售／應當出售部份聯營公司權益之收益				3,184
除税前溢利				49,009
税項				(6,986)
除税後溢利				42,023
屬於：				
本公司資本股東				30,460
少數股東權益				11,563
				42,023

1. 編制基準

此未經審核簡明中期財務報告乃遵照香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」，及採用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之披露要求而編制。

2. 主要會計政策

除若干物業及金融工具以公平價值或重估價值計算外，未經審核簡明財務報告按歷史成本規則編訂。集團於編訂未經審核簡明財務報告採用之會計政策與集團編訂截至二零零八年三月三十一日止年度財務報告採用之會計政策一致。

於本中期期間，本集團首次採用香港會計師公會所頒佈於二零零八年四月一日或之後開始之會計年度期間生效之若干新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋。採納此等新準則對集團目前或過往會計期間業績或財務狀況並無構成重大影響，故此毋須進行前期調整。

本集團並無提早應用下列已頒佈但未生效之新準則或詮釋。本公司董事預期，應用此等準則或詮釋將不會對本集團之業績及財務狀況構成任何重大影響。

香港會計準則第1號(經修訂)	財務報表之呈列[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[2]
香港會計準則第32號及香港會計準則第1號(修訂本)	可沽財務工具及清盤時之責任[1]
香港財務報告準則第2號(修訂本)	歸屬條件及註銷[1]
香港財務報告準則第3號(經修訂)	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港(IFRIC)－詮釋第13號	忠誠客戶計劃[3]
香港(IFRIC)－詮釋第15號	房地產建築協議[1]
香港(IFRIC)－詮釋第16號	海外業務投資淨額對沖[4]

1 適用於二零零九年一月一日或之後開始之年度期間。
2 適用於二零零九年七月一日或之後開始之年度期間。
3 適用於二零零八年七月一日或之後開始之年度期間。
4 適用於二零零八年十月一日或之後開始之年度期間。

股本贖回儲備	可供出售投資儲備	股息儲備	保留溢利	歸屬於本公司股本股東	上市附屬公司購股權儲備	少數股東權益	合計
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
35,358	8,590	16,479	654,199	1,426,860	4,654	781,128	2,212,642
–	–	–	11,242	–	–	–	–
–	–	–	–	–	–	571	571
–	–	–	–	(929)	–	–	(929)
–	80,348	–	(113,493)	(39,492)	1,527	(16,791)	(54,756)
–	(38,456)	–	–	(31,781)	2,358	(13,424)	(42,847)
–	–	–	50,281	50,281	–	30,083	80,364
–	(80,275)	–	–	(80,275)	–	(35,501)	(115,776)
–	–	(16,479)	–	(16,479)	–	–	(16,479)
–	–	16,479	(16,479)	–	–	–	–
–	–	–	–	–	–	(18,976)	(18,976)
–	–	–	–	28,078	–	3,723	31,801
35,358	(29,793)	16,479	585,750	1,336,263	8,539	730,813	2,075,615

截至二零零七年九月三十日止六個月

	股本 千港元	股本溢價 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	股本儲備 千港元
於二零零七年四月一日	274,643	463,935	14,865	98,189	(140,491)	1,093
因出售物業轉入保留溢利	–	–	–	(11,242)	–	–
應當出售一間附屬公司部份權益	–	–	–	–	–	–
出售／應當出售／應當出售部份聯營公司權益	–	–	–	–	(118)	(811)
因可供出售投資轉為所佔聯營公司權益而作出之調整	–	–	–	–	(7,431)	1,084
所佔聯營公司儲備	–	–	–	–	5,858	817
期內純利	–	–	–	–	–	–
因出售可供出售投資變現之儲備	–	–	–	–	–	–
已派發股息 －二零零七年末期股息	–	–	–	–	–	–
已宣派股息 －二零零八年中期股息	–	–	–	–	–	–
付予少數股東之股息	–	–	–	–	–	–
貨幣調整	–	–	–	–	28,078	–
於二零零七年九月三十日	274,643	463,935	14,865	86,947	(114,104)	2,183

可供出售投資儲備	對沖儲備	股息儲備	保留溢利	歸屬於本公司股本股東	上市附屬公司購股權儲備	少數股東權益	合計
千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
(2,933)	–	10,986	591,771	1,383,228	8,618	726,002	2,117,848
–	–	–	–	–	–	(3,153)	(3,153)
–	(850)	–	–	(5,113)	1,519	(1,475)	(5,069)
–	–	–	30,460	30,460	–	11,563	42,023
–	–	(10,986)	–	(10,986)	–	–	(10,986)
–	–	5,493	(5,493)	–	–	–	–
–	–	–	–	–	–	(10,437)	(10,437)
–	–	–	–	(63,233)	–	(28,410)	(91,643)
(2,933)	(850)	5,493	616,738	1,334,356	10,137	694,090	2,038,583

未經審核簡明綜合權益變動表

截至二零零八年九月三十日止六個月

	股本 *千港元*	股本溢價 *千港元*	法定盈餘 *千港元*	物業 重估儲備 *千港元*	換算儲備 *千港元*	股本儲備 *千港元*	股本 贖回儲備 *千港元*
於二零零八年四月一日	274,643	463,935	14,830	86,947	(97,168)	4,859	35,358
購入一間附屬公司額外權益	–	–	–	–	–	–	–
所佔聯營公司儲備	–	–	–	–	(4,485)	222	–
期內純利	–	–	–	–	–	–	–
已派發股息 －二零零八年末期股息	–	–	–	–	–	–	–
已宣派股息 －二零零九年中期股息	–	–	–	–	–	–	–
付予少數股東之股息	–	–	–	–	–	–	–
貨幣調整	–	–	–	–	(63,233)	–	–
於二零零八年九月三十日	274,643	463,935	14,830	86,947	(164,886)	5,081	35,358

未經審核簡明綜合現金流量表

	截至九月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	千港元	千港元
經營業務產生(使用)之現金淨額	**245,633**	(76,967)
投資業務產生之現金淨額	**53,582**	121,123
融資活動使用之現金淨額	**(268,929)**	(137,558)
現金及等值現金之增加(減少)	**30,286**	(93,402)
期初之現金及等值現金	**305,297**	475,568
外幣兌換率變動之影響	**(1,336)**	(107)
期末之現金及等值現金	**334,247**	382,059

未經審核簡明綜合資產負債表

	附註	二零零八年九月三十日（未經審核）千港元	二零零八年三月三十一日（已審核）千港元
非流動資產			
投資物業		**115,030**	117,210
物業、廠房及設備	9	**262,761**	270,196
預付租賃款項		**32,702**	36,156
所佔聯營公司權益		**1,831,046**	1,882,167
可供出售投資		**433,205**	416,164
商標		**37,645**	39,736
長期應收賬項		**57,507**	371,658
專業訣竅		**5,755**	7,737
商譽		**60,161**	58,166
		2,835,812	3,199,190
流動資產			
存貨		**364,194**	382,572
應收賬項、應收票據及預付款項	10	**1,238,867**	1,197,599
預付租賃款項		**872**	951
應收股息		**3,362**	2,087
可收回税項		**540**	213
銀行結存、存款及現金		**343,607**	312,191
		1,951,442	1,895,613
流動負債			
應付賬項及費用	11	**410,359**	380,774
財務租賃責任		**1,499**	11
税項		**41,465**	43,405
銀行貸款及商業信貸		**1,295,197**	1,311,109
銀行透支		**9,360**	6,894
		1,757,880	1,742,193
淨流動資產		**193,562**	153,420
總資產減去流動負債		**3,029,374**	3,352,610
非流動負債			
借款		**973,525**	1,217,954
遞延税項負債		**17,266**	16,808
		990,791	1,234,762
資產淨值		**2,038,583**	2,117,848
資本及儲備			
股本		**274,643**	274,643
儲備		**1,059,713**	1,108,585
公司股東應佔權益		**1,334,356**	1,383,228
上市附屬公司購股權儲備		**10,137**	8,618
少數股東權益		**694,090**	726,002
權益總額		**2,038,583**	2,117,848

未經審核簡明綜合損益表

	附註	截至九月三十日止六個月 二零零八年 （未經審核） 千港元	 二零零七年 （未經審核） 千港元
營業額	3	**676,705**	692,363
銷售成本		**(499,390)**	(507,931)
毛利		**177,315**	184,432
其他收入		**79,582**	90,441
銷售及分銷支出		**(93,000)**	(88,842)
行政支出		**(131,886)**	(131,338)
其他支出	4	**–**	(37,137)
投資淨收益	5	**–**	85,512
財務成本		**(36,867)**	(66,681)
所佔聯營公司業績		**50,681**	57,090
應當出售一間附屬公司部份權益之虧損		**–**	(130)
出售／出售部份／應當出售部份聯營公司權益之收益		**3,184**	700
除税前溢利	6	**49,009**	94,047
税項	7	**(6,986)**	(13,683)
除税後溢利		**42,023**	80,364
屬於：			
本公司資本股東		**30,460**	50,281
少數股東權益		**11,563**	30,083
		42,023	80,364
中期股息		**5,493**	16,479
每股盈利	8		
基本		**5.5仙**	9.2仙
攤薄		**5.5仙**	9.1仙

員工人數及薪酬制度

於二零零八年九月三十日，集團之主要業務部門在全球聘用員工超過14,300人(二零零八年三月三十一日：14,600)。集團定期檢討其薪酬及福利制度，以確保於集團經營業務之地區能與當地勞動市場保持一致水平。

展望

歐美市場衰退及預期亞洲市場增長放緩導致負面市場情緒出現。貨幣匯率不尋常波動和商品價格急跌加劇市場波幅。不過，原材料和能源價格近月已大幅回落，有助減低生產成本。同時，中國政府已開始向出口生產商提供成本紓減措施，預期在中國急升的生產成本將得以緩和。大幅下滑的原材料價格將令金山電池和零部件及電纜業務受惠，尤其領先工業。

金山電池預期來年的業務前景不穩。由於外幣和商品價格波動，毛利率將會不穩定。金山電池會採取必要措施渡過這次金融危機，並致力在主要市場上保持「GP」品牌在消費類電池的市場地位。同時，兆光科技將投入更多資源發展亞洲市場，尤其是中國。

集團已嚴格執行措施減低成本，及增加靈活性以應付市場迅速轉變的需求，並預留財務資源應付波動的營商環境。同時，集團將集中資源管理核心業務，並審慎研究多個方案進一步鞏固財政狀況，包括進一步出售非核心資產。集團正減少銀行借貸，來年亦將維持這個策略。由於多個國家調低息率，預期利息支出可減少。

過去數年，金山工業集團積極投資建立品牌、發展全球分銷網絡和研發產品，這些舉措均有助集團於嚴峻的市場環境中保持優勢。

2. 金山電池(於二零零八年九月三十日由GP工業持有其49.2%權益)

- 金山電池轉虧為盈，而營業額則下跌。鎳氫充電池銷售減少，一次性柱型電池的銷售則保持平穩。亞洲區營業額穩定，出口往其他市場的營業額則輕微下跌。

- 面對全球經濟下滑、外幣和原材料價格波動及在中國的經營成本增加等情況，金山電池的經營環境繼續充滿挑戰。

- 金山電池在中國新組成的合資公司，生產用於混合電動車的鎳氫充電池，目前發展良好，預期在二零零八／二零零九年財政年度第四季會開始試產。其在台灣生產手提電腦電池的工廠已通過一間主要手提電腦生產商的審核，預期訂單於二零零九年初開始付運。

- 期內，金山電池因簽訂商品合約而錄得已變現虧損14,700,000坡元及未變現虧損1,400,000坡元。所有尚未到期之商品合約將在二零零八／二零零九年財政年度完結前到期。

科技及策略部

由金山工業及GP工業分別持有29.8%及19.3%股權的兆光科技有限公司，期內營業額和盈利均有增長。營業額增加主要由於出租屏幕的業務大幅上升，而歐洲和亞洲市場的銷售增長尤其顯著。

財務回顧

集團於期內之銀行貸款淨額減少288,000,000港元至1,936,000,000港元。於二零零八年九月三十日，集團之股東資金及少數股東權益合共2,039,000,000港元，集團之借貸比率(按綜合銀行貸款淨額除以股東資金及少數股東權益計算)為0.95（二零零八年三月三十一日：1.05）。本公司之借貸比率為0.75（二零零八年三月三十一日：0.73），GP工業之借貸比率為0.49（二零零八年三月三十一日：0.60），而金山電池之借貸比率為0.70(二零零八年三月三十一日：0.75)。

於二零零八年九月三十日，集團有57%（二零零八年三月三十一日： 52%)之銀行貸款屬循環性或一年內償還借貸，其餘43%（二零零八年三月三十一日： 48%)則大部份為一年至五年內償還貸款。集團之銀行貸款大部份為美元、新加坡元及港元貸款。

集團之外幣匯率風險主要來自其淨現金流動及換算其海外附屬公司之淨貨幣資產或負債。集團及其主要聯營公司貫徹其審慎管理外匯風險的策略，透過安排遠期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。

金山工業(集團)有限公司(「本公司」)董事局謹公佈本公司及其附屬公司(「本集團」)截至二零零八年九月三十日止六個月之未經審核綜合業績。

摘要

- 綜合營業額為677,000,000港元，減少2%。
- 所有業務部門營業額為3,556,000,000港元，減少2%。
- 股東應佔溢利為30,500,000港元，減少39%。
- 每股盈利由9.2港仙減少至5.5港仙。
- 派發中期股息每股1.0港仙(二零零七／零八年： 3.0港仙)。

業務回顧

GP工業(於二零零八年九月三十日由金山工業持有其69.3%權益)

1. 電子部

- 電子產品及零部件 – 營業額微跌和中國的經營成本增加，削減該業務之盈利能力。不過，零部件聯營公司依然保持其盈利貢獻。整體來說，電子及零部件業務之未計利息、稅項和特殊項目之整體經營溢利減少。

- 揚聲器 – 品牌揚聲器的銷售以新加坡元計算微跌，以美元計算則增加，當中歐洲、美洲和亞洲市場的銷售均有增長，然而，生產成本上升繼續影響其盈利能力。至於GP工業持有20%股權之美隆工業股份有限公司旗下的原設備和原設計生產，也因銷售減少和成本增加而錄得輕微淨虧損。

- 電纜及汽車配線 – GP工業持有47%股權之電纜聯營公司—領先工業有限公司的銷售繼續錄得滿意增長，但盈利貢獻則減少，主要由於原材料和生產成本上升。GP工業之汽車配線業務主要由其持有20%權益之聯營公司組成，其盈利貢獻亦減少。因此，電纜及汽車配線業務之未計利息、稅項和特殊項目之經營溢利下跌。

集團架構



金山工業（集團）有限公司
（香港上市）
GP工業有限公司
（新加坡上市）
69.3%*
科技及策略部
電子部
電子及零部件
電纜及汽車配線
揚聲器
其他業務
- 照明系統
- LED大型屏幕
金山電池
國際有限公司
一次性特種電池
充電池
一次性柱型電池
及其他
（新加坡上市）
49.2%*
兆光科技有限公司
(29.8%)
LED大型屏幕
持有一幢自用的
工業大廈
分銷業務

* *百份率為金山工業或GP工業於*
二零零八年十一月二十六日所持之股權

集團簡介

金山工業集團為一家亞洲跨國集團，透過其主要投資工具 — GP工業有限公司擁有多個優質工業投資項目；集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別，如「GP超霸」電池、「KEF」揚聲器及「LIGHTHOUSE」LED大型屏幕，已成為業內之著名品牌。

集團母公司金山工業(集團)有限公司於1964年成立，並自1984年在香港上市。金山工業現時擁有GP工業約69.3%*股權，GP工業則擁有金山電池國際有限公司約49.2%*股權。GP工業及金山電池均在新加坡上市。

GP工業主要從事發展、產製及經銷電子及零部件、電纜及汽車配線和揚聲器，同時擁有其他業務的投資項目。金山電池則主要從事發展、產製及銷售電池及電池相關產品。

集團旗下之科技及策略部及GP工業分別擁有兆光科技有限公司之29.8%及19.3%股權。兆光科技有限公司採用先進之高亮度 LED技術產製大型屏幕，現為全球之主要室內及戶外 LED大型屏幕供應商。

* *於二零零八年十一月二十六日*

公司資料

董事局

執行董事
羅仲榮，*主席兼總裁*
吳崇安，*副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

審計委員會

呂明華，*主席*
張定球
陳志聰
陳其鑣

薪酬委員會

陳志聰，*主席*
呂明華
陳其鑣
羅仲榮
周國偉

核數師

德勤•關黃陳方會計師行

秘書及註冊辦事處

黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

股票過戶登記處

卓佳雅柏勤有限公司
香港皇后大道東28號
金鐘匯中心26樓

美國預託證券機構

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

重要日期

截止過戶：	二零零九年一月六日至一月九日
派發中期股息：	二零零九年一月二十二日

2007 香港工商業獎 HONG KONG AWARDS FOR INDUSTRIES
環保成就獎 ENVIRONMENTAL PERFORMANCE AWARD

5 years+ 商界展關懷 caringcompany
Awarded by The Hong Kong Council of Social Service 香港社會服務聯會頒發

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

二零零八/零九年度

中期報告

END